Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Ruthigen, Inc. (a company in the development stage) (the “Company”) on Amendment No. 4 of Form S-1 (File No. 333-190476) of our report dated October 15, 2013, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of the Company as of March 31, 2013 and 2012, for the year ended March 31, 2013, and for the period from October 20, 2011 (inception) to March 31, 2012, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 21, 2014